Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT
Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”).
Trading Symbol: ACRG.U
Number of Outstanding Listed Securities: 44,273,931 Subordinate Voting Shares
Date: April 4, 2019
This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.
This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.
General Instructions

(a)
Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.
Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.
Acreage Holdings, Inc. (“Acreage” or the “Issuer”) is headquartered in New York City, New York, with a registered office at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, and is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to number of states with operating licenses. With operating licenses in 19 states (including pending

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

transactions), serving a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

2.	Provide a general overview and discussion of the activities of management.

•
On March 13, 2019, Acreage announced that it entered into a definitive agreement to acquire 100% of the issued and outstanding equity in Kanna, Inc. (“Kanna”), which holds a license to operate a cannabis dispensary in Oakland, CA. The all-stock deal is valued at $11.5 million USD. Acreage will issue up to 460,000 Subordinate Voting Shares upon the closing, which is expected to occur in the second quarter of 2019.

•	Acreage Chairman and CEO Kevin Murphy joined former Speaker of the U.S. House of Representatives and Acreage Board member John Boehner in a featured keynote session during SXSW 2019.

•	Management also presented at the 31st annual Roth Conference in Laguna Niguel, CA on March 18.

•
On March 20, 2019, the city of Nantucket, MA notified an entity managed by South Shore BioPharma, LLC, a management services company owned by the Issuer, that a local permit to open a cannabis business had been awarded to another applicant. The managed entity holds a license from the State of Massachusetts to operate a dispensary and will begin searching for a new location.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

N/A

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

•	Except as noted above, N/A.

8.	Describe the acquisition of new customers or loss of customers.
N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.
N/A.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.
The Issuer hired approximately 31 employees in March.

11.	Report on any labour disputes and resolutions of those disputes if applicable.
N/A

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.
N/A

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds (1)
Subordinate Voting Shares	12,000	Details of issuance are described in the Issuer’s Form 9 dated March 26, 2019	N/A
Subordinate Voting Shares (2)	190,403	March 2019	N/A
Subordinate Voting Shares (3)	547,095	March 2019	N/A

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

(1)	State aggregate proceeds and intended allocation of proceeds.

(2)	In March 2019, the Issuer issued 190,403 Subordinate Voting Shares in connection with the vesting of Restricted Share Units of the Issuer.

(3)
In March 2019, the Issuer issued 547,095 Subordinate Voting Shares to holders of Acreage Holdings WC, Inc. Class B Non-Voting Common Shares and High Street Capital Partners, LLC convertible units who submitted redemption requests to the Issuer. The redemption process is disclosed in the Issuer’s listing statement filed on November 14, 2018. The 547,095 Subordinate Voting Shares issued do not represent a dilutive issuance of Subordinate Voting Shares, but instead represent a reduction in the number of shares of Acreage Holdings WC, Inc. and High Street Capital Partners, LLC convertible into Subordinate Voting Shares, which such shares are included in the Issuer’s previously reported “as converted” outstanding share count.

15.	Provide details of any loans to or by Related Persons.
N/A

16.	Provide details of any changes in directors, officers or committee members.
N/A.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.
Trends and risks which may impact the Issuer are detailed in Section 17 – Risk Factors - in the Issuer’s Listing Statement dated November 14, 2018.

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

Certificate Of Compliance
The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.
Dated April 4, 2019.

Glen S. Leibowitz
Name of Director of Senior Officer

/s/ Glen S. Leibowitz
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer Acreage Holdings, Inc.	For Month End March 2019	Date of Report YY/MM/D 19/04/4
Issuer Address 366 Madison Avenue, 11th Floor
City/Province/Postal Code New York, New York 10017	Issuer Fax No. (212) 428-6770	Issuer Telephone No. (646) 600-9181
Contact Name Glen Leibowitz	Contact Position CFO	Contact Telephone No. (646) 600-9181
Contact Email Address g.leibowitz@acreageholdings.com	Web Site Address https://www.acreageholdings.com/about/

FORM 7 – MONTHLY PROGRESS REPORT
January 2015